Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2009
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:
Yoichi Osuga
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@jp.tdk.com
TDK to Issue Unsecured Straight Bonds
TOKYO JAPAN, January 23, 2009 — TDK Corporation (the “Company”) has determined the issuance terms of a second, third and fourth series of unsecured straight bonds (with special inter-bond pari passu clause).
1.	TDK Corporation 2nd Series Unsecured Straight Bonds (With Special Inter-Bond Pari Passu Clause)

1.	Total amount of bond issuance	23.0 billion yen
2.	Denomination per bond	0.1 billion yen
3.	Book-entry transfer system application	The bonds are subject to regulations concerning the transfer of securities, bonds, etc.
4.	Coupon rate	1.085% per annum
5.	Issue price	100 yen per face value of 100 yen
6.	Redemption price	100 yen per face value of 100 yen
7.	Term and redemption methods	3 years
	① Redemption on maturity	The bond principal will be redeemed in full on January 30, 2012
	② Retirement by purchase retirement	The bonds can be repurchased and retired at any time from the day following the payment date
8.	Interest payment date	On January 30 and July 30 every year (First interest payment: July 30, 2009)
9.	Offering period	January 23, 2009
10.	Payment date	January 30, 2009
11.	Type of offering	Public offering
12.	Collateral and guarantee	The bonds are not secured by any property or guarantee, nor have assets been specially pledged as collateral for these bonds.
13.	Financial covenants	Terms restricting the provision of collateral are attached
14.	Underwriters	Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited., The Goldman Sachs Group, Inc.
15.	Finance, issue and payment agent	Resona Bank, Limited
16.	Book-entry transfer institution	Japan Securities Depository Center, Inc.
17.	Rating	AA- (Rating and Investment Information, Inc.)
- more -

2.	TDK Corporation 3rd Series Unsecured Straight Bonds (With Special Inter-Bond Pari Passu Clause)

1.	Total amount of bond issuance	48.0 billion yen
2.	Denomination per bond	0.1 billion yen
3.	Book-entry transfer system application	The bonds are subject to regulations concerning the transfer of securities, bonds, etc.
4.	Coupon rate	1.413% per annum
5.	Issue price	100 yen per face value of 100 yen
6.	Redemption price	100 yen per face value of 100 yen
7.	Term and redemption methods	5 years
	① Redemption on maturity	The bond principal will be redeemed in full on January 30, 2014
	② Retirement by purchase retirement	The bonds can be repurchased and retired at any time from the day following the payment date
8.	Interest payment date	On January 30 and July 30 every year (First interest payment: July 30, 2009)
9.	Offering period	January 23, 2009
10.	Payment date	January 30, 2009
11.	Type of offering	Public offering
12.	Collateral and guarantee	The bonds are not secured by any property or guarantee, nor have assets been specially pledged as collateral for these bonds.
13.	Financial covenants	Terms restricting the provision of collateral are attached
14.	Underwriters	Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited., The Goldman Sachs Group, Inc.
15.	Finance, issue and payment agent	Resona Bank, Limited
16.	Book-entry transfer institution	Japan Securities Depository Center, Inc.
17.	Rating	AA- (Rating and Investment Information, Inc.)
- more -

3.	TDK Corporation 4th Series Unsecured Straight Bonds (With Special Inter-Bond Pari Passu Clause)

1.	Total amount of bond issuance	13.0 billion yen
2.	Denomination per bond	0.1 billion yen
3.	Book-entry transfer system application	The bonds are subject to regulations concerning the transfer of securities, bonds, etc.
4.	Coupon rate	2.038% per annum
5.	Issue price	100 yen per face value of 100 yen
6.	Redemption price	100 yen per face value of 100 yen
7.	Term and redemption methods	10 years
	① Redemption on maturity	The bond principal will be redeemed in full on January 30, 2019
	② Retirement by purchase retirement	The bonds can be repurchased and retired at any time from the day following the payment date
8.	Interest payment date	On January 30 and July 30 every year (First interest payment: July 30, 2009)
9.	Offering period	January 23, 2009
10.	Payment date	January 30, 2009
11.	Type of offering	Public offering
12.	Collateral and guarantee	The bonds are not secured by any property or guarantee, nor have assets been specially pledged as collateral for these bonds.
13.	Financial covenants	Terms restricting the provision of collateral are attached
14.	Underwriters	Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Citigroup Limited., The Goldman Sachs Group, Inc.
15.	Finance, issue and payment agent	Resona Bank, Limited
16.	Book-entry transfer institution	Japan Securities Depository Center, Inc.
17.	Rating	AA- (Rating and Investment Information, Inc.)
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
January 23, 2009	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager of Corporate Communications Department